                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       COOPER CAMERON CORPORATION SAVINGS
                      INVESTMENT PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

                       COOPER CAMERON CORPORATION SAVINGS
                      INVESTMENT PLAN FOR HOURLY EMPLOYEES



                                                             Page


Unaudited Financial Statements

Statement of Net Assets Available for Benefits                 1
Statement of Changes in Net Assets Available for Benefits      2
   with Fund Information

Signature                                                      3

            Cooper Cameron Corporation Savings Investment Plan for
                               Hourly Employees

                Statements of Net Assets Available for Benefits

                                                   December 31
                                               1999           1998
                                           -------------------------

Assets
Contributions Receivable:
 Employer                                      $      -     $  2,089
 Participant                                          -        6,126
                                              ----------------------
Total Contributions Receivable                        -        8,215

Cash                                              1,964            -
Plan Interest in Cooper Cameron
 Corporation Master Trust for Defined
 Contribution Plans                             769,302      646,077
                                               ---------------------
Net assets available for benefits              $771,266     $654,292
                                               =====================

            Cooper Cameron Corporation Savings Investment Plan for
                               Hourly Employees

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999


Additions:
 Participant contributions                                          $ 54,379
 Employer contributions                                               20,354
 Net Investment Gain from Cooper Cameron Corporation
  Master Trust for Defined Contribution Plans                         86,705
                                                                    --------
Total additions                                                      161,438

Deductions:
 Benefit payments                                                     36,511
 Administrative expenses                                                 549
                                                                    --------
Total deductions                                                      37,060

Other Changes in Net Assets:
 Net transfer to other qualified plan                                 (7,404)
                                                                    --------
Net increase                                                         116,974

Net assets available for benefits:
 Beginning of year                                                   654,292
                                                                    --------
 End of year                                                        $771,266
                                                                    ========

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES


     /s/ Jane L. Crowder
_________________________________________
By:  Jane L. Crowder
     Member of the Plan Administration
     Committee


Date:  June 27, 2000


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